Exhibit 99.2

Altimo Sells 6% preference share stake in VimpelCom Ltd.

Moscow, 6 June 2011

Following its announcement in April this year, Altimo has entered into an agreement to sell 123,600,000 preferred shares in VimpelCom Ltd. (VimpelCom), or 5.995% of its voting rights in the company.  The sale will reduce Altimo’s voting rights in VimpelCom to below 25% and, as a result, the current Shareholders Agreement with Telenor will terminate six months following the closing of the deal, which is expected to happen shortly. Altimo will raise over $100m from the sale of the stake.

Following the sale, Altimo will not increase its stake in VimpelCom for twelve months which is in line with the current Shareholders Agreement.

The shares will be sold to Forrielite, a company based in Cyprus, whose beneficial owner is Oleg Kiselev, a Russian entrepreneur and an experienced investor in high technology businesses.

The sale will be made in compliance with the undertakings made to the High Court of England on 1 March 2011. In particular, Altimo has ensured that following the sale its voting stake in Vimpelcom, when aggregated to Telenor’s voting stake, will not be less than 50% plus one share.

Following the termination of the Shareholders Agreement, a new set of bylaws will apply to the corporate governance of VimpelCom which, in line with standard arrangements for large publicly listed companies, provides shareholder’s rights proportional to their ownership stakes.

Evgeny Dumalkin, Vice President of Altimo, said: “After the merger with Wind, VimpelCom becomes a global leading telecommunications company and its corporate governance rules now need to adequately protect its diverse shareholder base. We welcome Oleg Kiselev as a shareholder in VimpelCom. His knowledge of investment in emerging markets will be valuable to the company.”

ENDS

For further information please contact:
Altimo
Evgeny Dumalkin  +7 (495) 363 31 36
Cubitt Consulting
Simon Brocklebank-Fowler/Michael Henman/Caroline Merrell  + 44 (0) 207 367 5100

Notes to editors:

Altimo specializes in telecoms investments in Russia, the CIS, Europe, Asia and Africa. Its stakes currently include: 31% of the voting interest in VimpelCom Ltd., major international telecoms carrier, (NYSE: VIP); 25.1% of MegaFon, the 2nd largest GSM provider in Russia; and 13.2 % of Turkcell, Turkey’s largest mobile company (NYSE: TKC). Together, Altimo’s investee companies serve about 300 million mobile phone subscribers and their services cover population of 843 million people in 24 countries.

VimpelCom is one of the world’s largest integrated telecommunications services operators offering a wide range of wireless, fixed, and broadband services in Russia, Ukraine, Kazakhstan, Uzbekistan, Tajikistan, Armenia, Georgia, Kyrgyzstan, Vietnam, Cambodia, Laos, Algeria, Bangladesh, Pakistan, Burundi, Zimbabwe, Central African Republic, Italy and Canada. VimpelCom’s operations around the globe cover territory with a total population of approximately 868 million people. VimpelCom provides services under the "Beeline", "Kyivstar", "djuice", “Wind”, "Infostrada" “Mobilink”, “Leo”, “Banglalink”, “Telecel”, and “Djezzy” brands. As of March 31, 2011 VimpelCom had 186 million mobile subscribers on combined basis. VimpelCom is traded on the New York Stock Exchange under the symbol (VIP). For more information visit: www.vimpelcom.com.

Currently, Mr. Kiselev is a Deputy Chief Executive Officer, member of the Executive Board of OJSC RUSNANO, member of the Board of Directors of Bank Otkrytie. Previously Mr. Kiselev was Chairman of the Board of Directors of ImpexBank, Chairman of Board of Directors of “Mosekspo – Metal”, Chairman of Board of Directors of Management Holding Company “Metalloinvest”, CEO of “Media Socium”, the Chairman of Renaissance Capital, one of the leading investment houses in the emerging markets of Eurasia, Vice President of Russian Union of Industrialists and Entrepreneurs.